Dynamics Research Corporation
Two Tech Drive, Andover MA 01810-2434
Tel:  978/289-1500
www.drc.com

February 6, 2013

VIA EDGAR, FACSIMILE AND EMAIL
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Facsimile: (703) 813-6963
Attention:	Mark P. Shuman, Esq. Branch Chief-Legal
Ivan Griswold, Esq. Division of Corporation Finance

Re:	Dynamics Research Corporation.
Registration Statement on Form S-1 Filed November 30, 2012 File No. 333-185220

Ladies and Gentlemen:

Dynamics Research Corporation (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement on Form S-1, as amended (the "Registration Statement") so that it will be declared effective as of 4:00 p.m., Eastern Standard Time, on February 8, 2013 pursuant to Rule 461 under the Securities Act of 1933, as amended, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges its full awareness of responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they related to the proposed offering of the securities specified in the Registration Statement.

[Signature page follows]

Should you have any questions regarding this request, please do not hesitate to contact Daniel McAvoy, of Nixon Peabody LLP, at (212) 940-3112 with any further comments or questions.

Very truly yours,
DYNAMICS RESEARCH CORPORATION

By:	/s/ Helen Tsingos
Name:	Helen Tsingos
Title:	Chief Legal Officer